United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K


( X ) Annual Report Pursuant To Section 15(d) Of The Securities and Exchange Act of 1934

                      For the year ended December 31, 1996.

                                       or

(    )   Transition Report Pursuant to Section 15(d) Of The Securities Exchange
         Act of 1934



                   Commission File Number 0-15405 or 33-50412



                      DATA TRANSMISSION NETWORK CORPORATION
                                   401(k) PLAN
                      -------------------------------------
                             Full Title of the Plan


                      DATA TRANSMISSION NETWORK CORPORATION
                          9110 W. Dodge Road, Suite 200
                                 Omaha, NE 68114
                    ----------------------------------------
                    Name of Issuer of Securities and Address
                          of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   June 25, 1997               Name of Plan:    Data Transmission Network
                                                     Corporation 401(k) Plan

                                    Signature:       /s/ Greg T. Sloma
                                                     ---------------------------
                                                     Greg T. Sloma
                                                     Plan Administrator

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                TABLE OF CONTENTS


(a)      Financial Statements:

         Independent Auditors' Report                                     3

         Statements of Net Assets Available for
          Benefits as of December 31, 1996 and 1995                       4 -  5

         Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1996 and 1995                  6 -  7

         Notes to Financial Statements                                    8 - 11



(b)      Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment
                           Purposes - December 31, 1996                  12

         Item 27d - Schedule of Reportable Transactions - For The
                           Year Ended December 31, 1996                  13



(c)      Exhibits:

         Exhibit A - Independent Auditors' Consent                       14





                              REQUIRED INFORMATION

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

INDEPENDENT AUDITORS' REPORT



Data Transmission Network Corporation 401(k) Plan
Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1996 and Reportable Transactions for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
June 5, 1997
Omaha, Nebraska


                                              DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              DECEMBER 31, 1996

                                                       Supplemental Information By Fund
                              ------------------------------------------------------------------------------------
                                 DTN        Short Term     Intermediate                                    Cash
                               Common       Government      Term Bond     Fixed Income   Equity Stock     Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund      Account          Total
                             -----------    ----------     ------------   ------------   ------------     --------       -----------
Investments, At
Fair Value (Note 5):

  DTN Common
    Stock                    $ 5,729,618      $   -           $   -          $   -        $    -             $   -       $ 5,729,618

  U.S. Treasury
    Bills/Notes                   -            387,850            -              -             -                 -           387,850

  Intermediate Term
    Bond Mutual Fund              -               -             332,805          -             -                 -           332,805

  Fixed Income
    Mutual Fund                   -               -               -            323,371         -                 -           323,371

  Equity Stock
    Mutual Fund                   -               -               -              -          1,864,948            -         1,864,948

  Money Market Fund               63,167       236,351            -              -             -                 -           299,518
                             -----------     ---------        ---------      ---------    -----------        --------    -----------

    Total Investments          5,792,785       624,201          332,805        323,371      1,864,948            -         8,938,110

Contributions Receivable                       127,860                                                                       127,860

Cash & Cash
  Equivalents                     -              1,208            -              -             -               69,986         71,194
                             -----------     ---------        ---------      ---------    -----------        --------    -----------



Net Assets Available
  For Benefits               $ 5,792,785      $753,269        $ 332,805      $ 323,371    $ 1,864,948        $ 69,986    $ 9,137,164
                             ===========     =========        =========      =========    ===========        ========    ===========


See Notes To Financial Statements.


                                                DATA TRANSMISSION NETWORK CORPORATION 401 (k) PLAN

                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                               DECEMBER 31, 1995

                                                        Supplemental Information By Fund
                             -------------------------------------------------------------------------------------
                                 DTN        Short Term     Intermediate                                    Cash
                               Common       Government      Term Bond     Fixed Income   Equity Stock     Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund      Account          Total
                             -----------    ----------     ------------   ------------   ------------     --------       -----------
Investments, At
Fair Value (Note 5):

  DTN Common
    Stock                    $ 3,890,750      $    -           $   -          $   -        $    -            $   -       $ 3,890,750

  U.S. Treasury
    Bills/Notes                   -             394,182            -              -             -                -           394,182

  Intermediate Term
    Bond Mutual Fund              -                -             193,516          -             -                -           193,516

  Fixed Income
    Mutual Fund                   -                -               -            239,770         -                -           239,770

  Equity Stock
    Mutual Fund                   -                -               -              -            858,285           -           858,285

  Money Market Fund              138,197        185,385            -              -             -                -           323,582
                             -----------     ----------        ---------      ---------    -----------       --------    -----------

    Total Investments          4,028,947        579,567          193,516        239,770        858,285           -         5,900,085

Contributions Receivable                        120,776                                                                      120,776

Cash & Cash
  Equivalents                     15,835           -               -              -             15,835         34,382         66,052
                             -----------     ----------        ---------      ---------    -----------       --------    -----------



Net Assets Available
  For Benefits               $ 4,044,782      $ 700,343        $ 193,516      $ 239,770    $   874,120       $ 34,382    $ 6,086,913
                             ===========      =========        =========      =========    ===========       ========    ===========

See Notes To Financial Statements.

                                              DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                           YEAR ENDED DECEMBER 31, 1996

                                                         Supplemental Information By Fund
                             ---------------------------------------------------------------------------------------
                               DTN          Short Term     Intermediate                                      Cash
                               Common        Government      Term Bond    Fixed Income   Equity Stock      Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund       Account        Total
                             -----------    -----------    ------------   ------------   ------------      ---------    ------------
Net Assets Available
 for Benefits,
 Beginning of Period         $4,044,782      $700,343         $193,516      $ 239,770      $ 874,120       $ 34,382     $ 6,086,913

Additions:

 Investment Income:

  Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments                1,465,830         4,681           (3,699)       (13,645)        81,080            346       1,534,593

   Interest                       5,665        28,852               97            136            237            728          35,715

   Dividends                     -              -               12,284         14,570        164,902           -            191,756
                             -----------     ---------        ---------     ----------    -----------      ---------     -----------

   Total Investment
    Income                    1,471,495        33,533            8,682          1,061        246,219          1,074       1,762,064

 Contributions:

  Employer                      323,990        54,771           31,786         42,249        217,182           -            669,978

  Employee                      563,957        95,370           44,673         66,819        384,339           -          1,155,158
                             -----------     ---------        ---------     ----------    -----------      ---------     -----------

  Total Contributions           887,947       150,141           76,459        109,068        601,521           -          1,825,136
                             -----------     ---------        ---------     ----------    -----------      ---------     -----------

Total Additions               2,359,442       183,674           85,141        110,129        847,740          1,074       3,587,200

Distributions to Plan
 Participants                  (186,170)      (26,745)         (21,774)       (58,379)      (143,041)       (67,547)       (503,656)

Fees and Expenses               (15,833)       (6,210)          (1,150)        (1,598)        (8,364)          (138)        (33,293)

Transfer of Assets (To)
 From Other Funds              (409,436)      (97,793)          77,072         33,449        294,493        102,215          -
                             -----------     ---------        ---------     ----------    -----------      ---------     -----------

Net Increase                  1,748,003        52,926          139,289         83,601        990,828         35,604       3,050,251
                             -----------     ---------        ---------     ----------    -----------      ---------     -----------

Net Assets Available
 for Benefits, End of
 Period                      $5,792,785      $753,269         $332,805      $ 323,371     $1,864,948       $ 69,986      $9,137,164
                             ===========     =========        =========     ==========    ===========      =========     ===========

See Notes To Financial Statements.

                                               DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                          YEAR ENDED DECEMBER 31, 1995

                                                        Supplemental Information By Fund
                             --------------------------------------------------------------------------------------
                               DTN          Short Term     Intermediate                                      Cash
                               Common        Government      Term Bond    Fixed Income   Equity Stock      Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund       Account       Total
                             -----------    -----------    ------------   ------------   ------------      --------      -----------
Net Assets Available
 for Benefits,
 Beginning of Period         $1,127,573      $368,284         $133,757      $ 186,459     $  453,345      $207,759       $2,477,177

Additions:

 Investment Income:

  Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments                2,420,000         7,228           10,163         23,754         92,793           -          2,553,938

   Interest                      11,292        12,491                6              3             16         3,149           26,957

   Dividends                      -              -               9,474         12,525         58,714        26,957           80,920
                             -----------     ---------        ---------     ----------    -----------     ---------      -----------

   Total Investment
    Income                    2,431,292        19,719           19,643         36,282        151,523         3,356        2,661,815

 Contributions:

  Employer                      235,915        58,158           25,605         26,165        138,992         3,263          488,098

  Employee                      368,205        85,804           36,194         42,280        246,472         5,251          784,206
                             -----------     ---------        ---------     ----------    -----------     ---------      -----------

  Total Contributions           604,120       143,962           61,799         68,445        385,464         8,514        1,272,304
                             -----------     ---------        ---------     ----------    -----------     ---------      -----------

Total Additions               3,035,412       163,681           81,442        104,727        536,987        11,870        3,934,119

Distributions to Plan
 Participants                   (24,122)         (148)            (303)        (6,239)       (18,842)     (274,729)        (324,383)

Transfer of Assets (To)
 From Other Funds               (94,081)      168,526          (21,380)       (45,177)       (97,370)       89,482            -
                             -----------     ---------        ---------     ----------    -----------     ---------      -----------

Net Increase
(Decrease)                    2,917,209       332,059           59,759         53,311        420,775      (173,377)       3,609,736
                             -----------     ---------        ---------     ----------    -----------     ---------      -----------

Net Assets Available
 for Benefits, End of
 Period                      $4,044,782      $700,343         $193,516      $ 239,770     $  874,120      $ 34,382       $6,086,913
                             ===========     =========        =========     ==========    ===========     =========      ===========

See Notes To Financial Statements.

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

1.       Description of the Plan

         The following brief description of the Data Transmission Network Corporation 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

         General - The Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Company or DTN) a formal plan to save for retirement. All full-time employees who have completed one year of service are eligible to participate in the Plan, although participation by eligible employees is voluntary. The Plan is administered by the Company. The Trustee for the Plan is First National Bank of Omaha. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Company to reduce their compensation by a percentage between 1/2% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Company will make a matching contribution equal to 100% of the participant's basic contribution, but such matching contribution shall not exceed 4% of the participant's compensation. The Company may make discretionary contributions in addition to the matching contributions mentioned above. The Company has elected not to make any discretionary contributions since the Plan's inception. The Company forwards all participant basic contributions and matching contributions to the Trustee at the end of each calendar month.

         The Plan permits participants to rollover qualified contributions from other qualified plans into the Plan.

         Contributions are invested at the participant's discretion in one or more of five funds: a DTN Common Stock Fund consisting of common stock of the Company; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; and an Equity Stock Mutual Fund investing in common stock and other equity investments.

         A participant's basic contributions are made on a pre-tax basis, i.e., excluded from gross income for the participant's personal tax purposes. Such contributions are subject to social security taxes. Amounts contributed by the Company are deductible currently by the Company. A participant does not become subject to federal income taxes on basic contributions or on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

         Vesting - All participants are 100% vested in their basic, matching and rollover contributions at all times.

         Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Company common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

         Plan Participation - The number of employees participating in the various investment funds at December 31, 1996 and 1995 were as follows:

                                                         1996              1995
                                                         ----              ----
         DTN Common Stock Fund                            399               267
         Short Term Government Securities Fund            101                80
         Intermediate Term Bond Mutual Fund               118                78
         Fixed Income Mutual Fund                         158                88
         Equity Stock Mutual Fund                         356               233
         Cash Transfer Account                             12                 6

         Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue it's matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

2.       Summary of Significant Accounting Policies

         Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ- NMS) on the last business day of the year.

         Investments in U.S. Treasury Bills within the Short Term Government Securities Fund are recorded at fair market value based on quoted bond prices. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund and Equity Stock Mutual Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

         Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

         Interest and dividend income are recorded on the accrual basis.

         The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to terminated participants were $69,986 and $34,382 at December 31, 1996 and 1995, respectively.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Fees and Expenses

         Beginning in 1996, all administrative expenses of the Plan are being paid out of the Plan assets. Expenses of the Plan were paid by the Company for 1995.

4.       Income Tax Status

         The Plan obtained its latest determination letter on October 20, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       Investments

         The following table presents the fair value of investments at December 31, 1996 and 1995. Investments that represent five percent or more of the Plan's net assets are separately identified:


                                                                1996                                              1995
                                                 ----------------------------------              -----------------------------------
      Investments At                               Number of                                      Number of
      Fair Value As                              Shares/Units                                    Shares/Units
      Determined By                              or Principal                                    or Principal
   Quoted Market Price                              Amount               Fair Value                 Amount              Fair Value
-------------------------                        ------------            ----------              ------------          -------------
Data Transmission Network
 Corporation Common Stock                            257,500             $ 5,729,618               237,000 (1)         $ 3,890,750

Mutual Funds:

 First Omaha Intermediate
  Term Bond Mutual Fund                           33,688.237                 332,805            19,255.335                 193,516

  First Omaha Equity Market Fund                 137,795.466               1,864,948            67,211.077                 858,285

  First Omaha Fixed Income Fund                   31,948.711                 323,371            22,856.983                 239,770

U. S. Treasury Bills/Notes:

 $50,000 face value dated 01-12-95,
  due 01-11-96                                                                                                              49,926

 $50,000 face value dated 03-09-95,
  due 03-07-96                                                                                                              49,528

 $100,000 face value dated 11-09-95,
  due 05-09-96                                                                                                              98,170

$100,000 face value dated 10-19-95,
  due 10-17-96                                                                                                              95,963

$100,000 face value dated 08-31-94,
  due 08-31-96                                                                                                             100,594

$100,000 face value dated 03-07-96,
  due 03-06-97                                                                99,100

$100,000 face value dated 06-27-96,
  due 06-26-97                                                                97,490

$100,000 face value dated 09-19-96,
  due 09-18-97                                                                96,270

$100,000 face value dated 12-12-96,
  due 12-11-97                                                                94,990

Money Market Fund
                                                                             299,518                                       323,583
                                                                          ----------                                    ----------
                                                                          $8,938,110                                    $5,900,085
                                                                          ==========                                    ==========


(1)  Adjusted for 3-for-1 stock split effectuated on June 28, 1996 for shares of record June 14, 1996.


6.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                          December 31,

                                                    1996                 1995
                                                 -----------        ------------
Net Assets Available For Benefits Per
 The Financial Statements                        $9,137,164         $ 6,086,913

Amounts Allocated to Withdrawing Participants       (69,986)            (34,382)
                                                 -----------        ------------
Net Assets Available for Benefits Per
 the Form 5500                                   $9,067,178         $ 6,052,531
                                                 ===========        ============



         The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500.

                                                                    Year Ended
                                                                    December 31,
                                                                        1996

Distributions to Plan Participants Per The Financial Statements       $ 503,656

Add:  Amounts Allocated To Withdrawing Participants At
 December 31, 1996                                                       69,986

Less:  Amounts Allocated to  Withdrawing Participants At
 December 31, 1995                                                      (34,382)
                                                                      ----------
Distributions to Plan Participants Per the Form 5500                  $ 539,260
                                                                      ==========


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.

7.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by First National Bank of Omaha. First National Bank of Omaha is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         The Plan has an investment in DTN common stock. DTN is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.
                                      -11-


                                        DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                    SUPPLEMENTAL SCHEDULES
                                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                      DECEMBER 31, 1996



        Column B                                             Column C                                Column D            Column E

                                               Description of Investment Including
Identity of Issue, Borrower,                  Collateral, Rate of Interest, Maturity                                     Current
 Lessor or Similar Party                           Date, par or Maturity Value                        Cost                Value
----------------------------             ------------------------------------------------          -----------         -----------
Data Transmission Network
Corporation Common Stock*                257,500 shares                                            $ 1,905,692         $ 5,729,618

U.S. Treasury Bill                       $100,000 face value dated 03-07-96, due 03-06-97               94,921              99,100

U.S. Treasury Bill                       $100,000 face value dated 06-27-96, due 06-26-97               95,589              97,490

U.S. Treasury Bill                       $100,000 face value dated 09-19-96, due 09-18-97               94,368              96,270

U.S. Treasury Bill                       $100,000 face value dated 12-12-96, due 12-11-97               94,863              94,990


First Omaha Intermediate Term            33,688.237 units                                              330,953             332,805
Bond Mutual Fund*

First Omaha Equity Mutual Fund*          137,795.466 units                                           1,751,475           1,864,948

First Omaha Fixed Income Fund*           31,948.711 units                                              323,374             323,371

Money Market Fund                        Short-Term Investment Fund                                    299,517             299,518
                                                                                                    ----------          ----------

          Total Investments                                                                         $4,990,752           8,938,110
                                                                                                    ==========          ==========

*Represents a Party-In-Interest

                                                                  -12-



                                            DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                         SUPPLEMENTAL SCHEDULES
                                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                      YEAR ENDED DECEMBER 31, 1996


                                      Series Transactions, When Aggregated, Involving an Amount in
                                       Excess of Five Percent of the Current Value of Plan Assets


                  Column A                             Column C    Column D        Column E           Column F          Column G

                                                      Number of     Number       Total Dollar       Total Dollar      Realized Gain
Identity of Party Involved                            Purchases    of Sales    Value of Purchase    Value of Sales      or (Loss)
---------------------------------------------------   ---------    --------    -----------------    --------------     -------------
Data Transmission Network Corporation Common Stock*      13             8         $  505,958          $ 131,958           $(2,958)

U.S. Treasury Bills/Notes:

First Omaha Equity Mutual Fund*                          40            22          1,201,139            264,002            11,555

First Omaha Fixed Income Mutual Fund*                    31            14            262,714            174,675            (9,209)

*Represents Party-In-Interest

                                                                  -13-